June 1, 2012

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Scott Stringer and Robert Babula

Re:	Consolidated Edison, Inc.

Consolidated Edison Company of New York, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 21, 2012

File Nos. 001-14514 and 001-01217

Gentlemen:

On May 22, 2012, we received a letter from the Commission’s Division of Corporation Finance containing a comment on the above-referenced filing. Our response is provided below following the Division’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Financial Statements, page 94

Note H – Other Material Contingencies, page 125

1.	Comment: We read your response to comment 1. You state the Company’s costs “could be substantial” but you are unable to estimate the amount of the liability with regard to the Manhattan Steam Main Rupture. Revise your disclosure to provide an estimated loss or range of estimated loss pursuant to ASC 450-20-50-4b with regard to this matter, or advise us in detail how you reasonably concluded such costs could be “substantial.”

Response:

ASC 450-20-50-4b requires that disclosure of a loss contingency include “An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.”

In Note H to the financial statements, the company indicated that “The company has notified its insurers of the incident and believes that the policies in force at the time of the incident will cover most of the company’s costs, which the company is unable to estimate, but which could be substantial, to satisfy its liability to others in connection with the incident.”

The company believes that it reasonably concluded that its liability “could be substantial.” Given the location and magnitude of the incident and the nature of the claims included in the 93 suits, it was evident to the company that its liability could be substantial. The steam main ruptured late afternoon on a business day in a highly-concentrated office district - beneath the intersection of 41st Street and Lexington Avenue in midtown Manhattan. The steam main rupture left a 30-foot hole in the roadway. It sent steam and debris into the intersection and the surrounding area, affecting members of the public, street-level businesses, and a number of commercial tenants. It was reported that one person died and others were injured as a result of the incident. Several buildings in the area were damaged. Debris from the incident included dirt and mud containing asbestos. The response to the incident required the closing of several buildings and streets for various periods. The claims included in the suits are for generally unspecified compensatory and, in some cases, punitive damages, for personal injury, property damage and business interruption.

Discovery is ongoing. There has been no determination of the relative responsibility for the incident of the company and the other potentially responsible parties. And, the evaluation of claims by the consultant hired in 2012 by the company and the other potentially responsible parties is ongoing.

For various reasons, but most notably because most of the claims have unspecified damages and because relative responsibility has not been determined, the company is unable to estimate its liability.

In future filings, the company will provide, when it is able to do so, an estimated loss or range of estimated loss for this loss contingency.

Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. each acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our response will be appreciated.

We are available to discuss our response to your comment at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com; telecopy: 212-475-1809).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and Chief Financial Officer

Cc:	David Schroeder, PricewaterhouseCoopers LLP

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